ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 9, 2025
Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:
ETF Series Solutions (the “Trust”)
AAM Brentview Dividend Growth ETF (BDIV)
AAM Low Duration Preferred and Income Securities ETF (PFLD) AAM Sawgrass U.S. Large Cap Quality Growth ETF(SAWG)
AAM Sawgrass U.S. Small Cap Quality Growth ETF (SAWS)
(each, a “Fund” and, collectively, the “Funds”)
File Nos. 333-179562 and 811-22668

Dear Ms. Im-Tang:

This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1006 to the Trust’s Registration Statement on Form N-1A filed on April 18, 2025 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.In the footnote to the Average Annual Total Returns table for the AAM Low Duration Preferred and Income Securities ETF, please explain the reason for the selection of a different index and provide information for both the newly selected index and the former index.
Response:    The Trust has revised the second footnote to the Fund’s Average Annual Total Returns table as follows (new disclosure underlined), and the Trust confirms that returns for both the new underlying index and the former underlying index will be provided in the table:
As of [July 1], 2025, the Fund replaced the Fund’s underlying index, the ICE 0-5 Year Duration Exchange-Listed Preferred & Hybrid Securities Index, with the ICE 0-5 Year Duration Preferred & Hybrid Securities Index in conjunction with the addition of non-listed preferred securities to the Fund’s investment strategy.

Comment 2.Please provide the length of service with the Fund or the investment adviser for each of the portfolio managers
Response:    The Trust has revised the disclosure under “Portfolio Management” in each Prospectus Summary, as needed, to include the portfolio managers’ length of service with respect to the Fund. In addition, the Trust has revised the descriptions under “Management-

Portfolio Managers” to reflect each portfolio manager’s tenure with the applicable investment adviser.

Comment 3.With respect to the AAM Brentview Dividend Growth ETF, the AAM Sawgrass U.S. Large Cap Quality Growth ETF, and the AAM Sawgrass U.S. Small Cap Quality Growth ETF, please confirm supplementally that the composite referenced in the “Prior Performance of Similarly Managed Accounts” section includes all accounts with substantially similar investment objectives, policies and investment strategies.
Response:    The Trust confirms that the composite for each Fund includes all accounts with substantially similar investment objectives, policies and investment strategies.

Comment 4.With respect to the AAM Brentview Dividend Growth ETF, the AAM Sawgrass U.S. Large Cap Quality Growth ETF, and the AAM Sawgrass U.S. Small Cap Quality Growth ETF, please confirm supplementally that each Fund has the records necessary to support the calculation of its performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.
Response:    The Trust confirms that each Fund has and maintains the records necessary to support the calculation of its performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Comment 5.With respect to the AAM Brentview Dividend Growth ETF, the AAM Sawgrass U.S. Large Cap Quality Growth ETF, and the AAM Sawgrass U.S. Small Cap Quality Growth ETF, please revise the footnote to the Average Annual Returns table included in the “Prior Performance of Similarly Managed Accounts” section to indicate that net returns are shown net of all fees and expenses except for custodial fees.
Response:    The Trust has updated the disclosure as requested.

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If you have any questions or require further information, please contact me at amber.kopp@usbank.com.

Sincerely,

/s/ Amber C. Kopp
Amber C. Kopp
For U.S. Bank Global Fund Services, as administrator to the Trust